SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commissi[redacted]
100 F Street, N.E.
Washington, D.C. 20549
USA

09046326

SEC
Mail Processing
Section

JUN 08 2009

Washington, DC
121

May 25, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published May 15 and 22, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
May 15, 2009	Press Release	Skanska to expand Texas A&M University for USD 49 M, about SEK 400 M	law and by the listing agreement with Stockholm Stock Exchange
May 15, 2009	Press Release	Skanska awarded additional order amounting to USD 102 M, about SEK 830 M, for hospital project in New Jersey	law and by the listing agreement with Stockholm Stock Exchange
May 15, 2009	Press Release	Invitation to Capital Market Day in Stockholm, June 10, 2009	law and by the listing agreement with Stockholm Stock Exchange
May 22, 2009	Press Release	Skanska reaches financial close for M25, London's Orbital Road	law and by the listing agreement with Stockholm Stock Exchange

dlw 6/15

SKANSKA

Press Release

May 22, 2009
08:30 am CET

Skanska reaches financial close for M25, London's Orbital Road

Skanska, as part of Connect Plus, has reached financial close for the widening of the M25 orbital road around London. The project is being carried out as a Public Private Partnership (PPP) and Skanska is part of the team responsible for the Design, Build, Finance and Operate (DBFO). This means that:

- Skanska receives a construction contract amounting to about GBP 500 M, about SEK 6 billion, which will be included in order bookings for the second quarter.
- Skanska will invest GBP 80 M, about SEK 965 M, throughout the construction period, corresponding to a 40-percent interest in Connect Plus

Connect Plus, in addition to Skanska Infrastructure Development with 40 percent interest, includes Balfour Beatty with 40 percent as well as Atkins and Egis, each with a 10-percent interest. The design-build project is being carried out by Skanska UK and Balfour Beatty in a 50/50 joint venture.

"We now have the financing in place, despite the prevailing economic situation. This is highly positive for us for a number of reasons," says Johan Karlström, President and CEO of Skanska. "It makes new investment for our Infrastructure Development operations possible as well as securing a major construction assignment for our UK construction operations. Moreover, Skanska is breaking new ground for transport infrastructure in the PPP segment in the UK, where to date we have been successful with regard to hospitals and schools."

Skanska, as part of Connect Plus, will be responsible for the design, construction, financing and operation and maintenance of the M25 motorway for 30 years for the British Highways Agency. The operation and maintenance undertaking will be carried out by joint a venture between Balfour Beatty, Atkins and Egis.

The project comprises renovation and widening of two sections in the North East and North West quadrants of the M25 north of London. A total of 63 km is being widened from three to four lanes in each direction. The widening is between junctions 16 to 23 and 27 to 30. The assignment covers design and construction of the roadways, including on- and off-

ramps and related undertakings such as motorway control systems, drainage and landscaping.

The project also includes complete refurbishment of the 1.2 km long Hatfield Tunnel on the access road A1(M).

The main construction work will begin this summer and is scheduled to be fully completed in July 2012.

The M25, also known as the London Orbital Motorway, connects the entire Greater London and is one of the world's busiest motorways.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,900 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Hans Biörck, Executive Vice President and CFO, Skanska AB,
tel +46 10 448 88 32
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

May 15, 2009
11:45 am CET

Invitation to Capital Market Day in Stockholm, June 10, 2009

The focus for the day will be on Skanska in the U.S. and Skanska's development streams; Infrastructure Development, Commercial Development and Residential Development.

The agenda in brief:
- Introduction
- Skanska USA Building and USA Civil
- Skanska Infrastructure Development and Commercial Development
- Skanska Residential Development
- Lunch
- Site visits

During the day you will meet Johan Karlström, President and CEO, Hans Biörck CFO, Mike McNally, Executive Vice President (EVP) with responsibility for Skanska USA Building and Skanska USA Civil; Claes Larsson EVP with responsibility for Skanska Infrastructure Development, Skanska Commercial Development Nordic, Skanska Commercial Development Europe and Skanska Poland; Tor Krusell, EVP with responsibility for Skanska Residential Development and Human Resources.

The meeting will be held at Clarion Hotel Sign, Östra Järnvägsgatan 35, Stockholm with start 09.00 AM, coffee will be served from 08.30 AM.
If you intend to participate, please register no later than June 5 to Skanska AB, Agneta Wendelstam, e-mail: agneta.wendelstam@skanska.se
(phone 46 10 448 88 29)

Travel and lodging will be arranged and paid for by the participants

We are looking forward to seeing you in June!

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR, Skanska AB, tel +46 10 448 88 74

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

May 15, 2009
08:40 am CET

Skanska awarded additional order amounting to USD 102 M, about SEK 830 M, for hospital project in New Jersey

Skanska has been awarded an additional order to the expansion of Capital Health's hospital in Hopewell, New Jersey. The contract amounts to USD 102 M, approximately SEK 830 M, which is included in order bookings for the second quarter. The customer is Capital Health.

The previous contract for the Hopewell Hospital amounted to USD 134 M, about SEK 1.1 billion, which was included in order bookings for the first quarter.

Skanska was also responsible for pre-construction planning and services started last year. At that time, USD 90 M was included in order bookings at the rate in which the pre-construction services were provided.

The construction project involves about 90,000 square meters in two buildings linked with a public atrium and lobby area. The hospital section will contain space for 237 patient rooms making up two thirds of the project, with the remainder administration premises.

The new hospital in Hopewell is expected to be complete in October 2011 and replace the 112-year-old Mercer Hospital in Trenton, New Jersey.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450

Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

May 15, 2009
08:30 am CET

Skanska to expand Texas A&M University for USD 49 M, about SEK 400 M

Skanska has been awarded the construction management contract for the expansion of Texas A&M University at College Station, north of Houston, Texas. The contract is valued at USD 49 M, about SEK 400 M, which will be included in order bookings for the second quarter.

The assignment comprises a 15,000-square-meter building for the university's agricultural headquarters and a new 1,200-square-meter visitors center. In addition, Skanska will build a cistern canopy for rainwater collection, perform site improvements and construct a parking area.

The project will have a strong environmental profile and is seeking to obtain LEED Silver environmental certification.

On-site work will commence immediately, with completion scheduled for March 2011.

With about 46,000 students, Texas A&M University is one of the largest and highest ranked public universities in the US.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at *www.skanska.com*

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

May 29, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published May 29, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
May 29, 2009	Press Release	Skanska and Platzer enter into property transaction in Gothenburg generating a gain of SEK 97 M for Skanska	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

May 29, 2009
1:00 pm CET

Skanska and Platzer enter into property transaction in Gothenburg generating a gain of SEK 97 M for Skanska

Skanska and Platzer have entered into a property transaction agreement in which Skanska will divest two parking garages and an office building in Gothenburg and acquire four development properties. Skanska will receive a net amount of SEK 168 M, generating a gain of SEK 97 M which is reported in the second quarter. Occupancy will be in June 2009.

Platzer will acquire the Gullbergsvass and Gårda parking garages in central Gothenburg and an office building in Högsbo, south of Gothenburg. The three properties comprise a total of 2,500 square meters of office premises and about 950 parking spaces.

At the same time, Skanska will acquire four development properties from Platzer, including the property adjacent to Skanska's Gothenburg office at Lilla Bommen in central Gothenburg. The others are located in the Orrekulla industrial park north of Gothenburg. The acquisition comprises a total of 21,000 square meters of building rights.

"We net acquire properties in locations we prioritize and consequently strengthen our presence in these areas, in accordance with Platzer Fastigheter's stated growth ambitions. The properties provide a stable cash flow today, but also represent significant future possibilities," says P-G Persson, President of Platzer Fastigheter.

"We are divesting completed properties and acquiring strategic building rights for future projects. This will enable us to develop modern, efficient and green buildings that appeal to tenants and investors," says Cecilia Fasth, President of Skanska Fastigheter Göteborg.

Skanska is currently developing a new office building with a strong environmental profile in Gårda. The property will be LEED certified and it is Gothenburg's first property certified under the EU GreenBuilding scheme. This means that the building's energy consumption will be at least 25 percent lower than the level stipulated by the Swedish National Board of Housing, Building and Planning in its standards for newly constructed properties.

Skanska Commercial Development Nordic initiates and develops property projects involving office, logistics and retail buildings. Office buildings are

concentrated in the three major metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki in Finland.

The business unit pursues the development of logistics and high-volume retail properties at strategic locations in Sweden, Denmark and Finland.

For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg,
tel +46 70 528 38 15
P-G Persson, President, Platzer Fastigheter AB, tel +46 734 111 222
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.